FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 8, 2009

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

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INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Reports June 2009 Consolidated Revenue” dated July 7, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: July 8, 2009	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

News Release

AU Optronics Corp. Reports June 2009 Consolidated Revenue

Issued by: AU Optronics Corp.
Issued on: July 7, 2009

Hsinchu, Taiwan, July 7, 2009 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced its preliminary consolidated and unconsolidated June 2009 revenue of NT$30,396 million and NT$29,952 million, up 9.6% and 9.2% respectively from May 2009. In terms of Y-o-Y comparison, they were down by 17.3% and 17.7% respectively.

In the second quarter of 2009, AUO’s unaudited consolidated and unconsolidated revenues totaled NT$82,483 million and NT$81,446 million. It represented a significant 62.6% and 61.4% Q-o-Q increase, but a 33.2% and 33.4% decline from the year-ago quarter.

Constrained by limited glass supply, large-sized panel (a) shipments for June 2009, with applications on desktop monitor, notebook PC, LCD TV and other applications, were close to 7.78 million units, which was equivalent to May. As to small- and -medium-sized panels, the shipments reached over 19.12 million units, slightly down 0.9% sequentially.

In the second quarter of 2009, large-sized panel shipments were close to 22.41 million units, a 70.4% Q-o-Q and a 2.6 %Y-o-Y increase. Shipments of small- and -medium-sized panels in the same quarter totaled 60.82 million units, up 41.7% from last quarter, also a 45.2% Y-o-Y increase.

(a)	Large size refers to panels that are 10 inches and above in diagonal measurement while small and medium size refers to those below 10 inches

Sales Report :(Unit: NT$ million)
Net Sales(1) (2)	Consolidated(3)	Unconsolidated
June 2009	30,396	29,952
May 2009	27,728	27,421
M-o-M Growth	9.6%	9.2%
June 2008	36,736	36,388

Y-o-Y Growth	(17.3%)	(17.7%)
Jan to June 2009	133,224	131,915
Jan to June 2008	260,106	258,612
Y-o-Y Growth	(48.8%)	(49.0%)

(1)	All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2)	Monthly figures are unaudited, prepared by AU Optronics Corp.
(3)
Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corporation, AU Optronics (Suzhou) Corporation, AU Optronics (Shanghai) Corporation, Tech - Well (Shanghai) Display Co., AU Optronics (Xiamen) Corp., Darwin Precisions (L) Corp., Toppan CFI (Taiwan) Co, Ltd., AU Optronics (Czech) s.r.o., Lextar Electronics Corp., Darwin Precision Corp., BriView Technology Corp., BriView Electronics Corp. and AUO Energy Taiwan Corp.

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ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is the worldwide top 3 manufacturer* of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.2 inches to greater than 65 inches. AUO generated NT$423.9 billion (US$12.9 billion) in sales revenue in 2008 and now houses a staff of more than 40,000 employees throughout its global operations spreading across Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to successfully list at the New York Stock Exchange (NYSE). For more information, please visit AUO.com.

* DisplaySearch 4Q2008 WW Large-Area TFT-LCD Shipment Report dated February 25, 2009. This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2008 year end revenue converted by an exchange rate of NTD32.76:USD1.

For more information, please contact:

Bryan Yen	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 6956	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: bryan.yen@auo.com	yawen.hsiao@auo.com